Exhibit 99.135

i-80 Gold Drilling Intersects 7.1 g/t Au over 78.6 m including 10.1 g/t Au over 41.8 m at Ruby Hill

Additional Results Include 7.0 g/t Au over 71.6 m, 9.1 g/t Au over 24.7 m & 9.0 g/t Au over 18.3 m

Reno, Nevada, May 10, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce positive initial drill results from its maiden drill program at the Company’s 100%-owned Ruby Hill Property (“Ruby Hill” or “the Property”) located in Eureka County, Nevada.

Initial drilling in 2021 was focused on confirming high-grade mineralization within the Ruby Deeps Zone. In addition to the high-grade tenor of mineralization, several positive observations have been made: significant oxide mineralization has been encountered in the upper zones; ground conditions appear to be very favourable; and intersection widths have met or exceeded expectations. Assay results for the first five (5) holes have been received and demonstrate the potential for impressive gold grades and widths of mineralization (see Figures 1 & 2 and Table 1). In 2022, drilling continues to focus on defining, and expanding, the Ruby Deeps Zone in addition to the upper “426” horizon while also testing several additional high-potential targets on the Property.

Highlight results from initial drilling in the Ruby Deeps horizon:

•	iRH21-02: 7.0 g/t Au over 71.6 m (0.20 oz/ton - 235.0 ft) incl. 9.0 g/t Au over 15.8 m (0.26 oz/ton - 52.0 ft) and 7.7 g/t Au over 16.5 m (0.23 oz/ton - 54.0 ft)
•	iRH21-03: 9.0 g/t Au over 18.3 m (0.26 oz/ton - 60.0 ft) incl. 10.7 g/t Au over 12.2 m (0.31 oz/ton - 40.0 ft)
•	iRH21-04: 9.1 g/t Au over 24.7 m (0.26 oz/ton - 81.0 ft) incl. 11.0 g/t Au over 16.2 m (0.32 oz/ton - 53.0 ft)
•	iRH21-05: 7.1 g/t Au over 78.6 m (0.21 oz/ton - 258.0 ft) incl. 10.1 g/t Au over 41.8 m (0.29 oz/ton - 137.0 ft)

The ongoing infill and step-out drill program will aide in the advancement of the Company’s plan to develop an underground mine at Ruby Hill, accessed via ramp from the Archimedes open pit. Infill drilling is being completed for initial mine planning and to upgrade resources for the completion of an economic study. Step-out drilling is also being completed with a focus on expanding mineralization in advance of completing a revised resource estimate at year-end. The current program at Ruby Hill is one of several ongoing and planned drill programs in 2022 that are expected to comprise in excess of 50,000 metres.

The Carlin-type mineralization at Ruby Hill is comprised of an upper zone of mixed oxide and sulfide mineralization known as “426" and a lower zone of sulphide mineralization known as the Ruby Deeps. It is expected that the 426 zone will be the first mineralized body accessed from underground. Hole iRH21-01 experienced excessive deviation, veering west and crossing the Holly Fault prior to intersecting the projected target, while all other holes intersected mineralization as projected.

It is expected that refractory mineralization mined from the underground operation at Ruby Hill will be trucked to the Company’s Lone Tree facility, once operational. Oxide mineralization can be processed on-site at the existing heap leach pad, or at the existing CIL plant. i-80's substantial existing infrastructure at Lone Tree and Ruby Hill is expected to reduce potential exposure to the current inflationary environment.

“Ruby Hill is one of several projects that we are looking to advance to mine development in the next twelve months and early results from our first-ever drill program have confirmed our belief that the property has excellent potential to host a world-class, Carlin-type gold deposit”, stated Ewan Downie, CEO of i-80. “The extent of Carlin-type alteration and mineralization in the Eureka district is comparable to Nevada’s most productive gold districts on the Carlin, Getchell, and Battle Mountain trends. We are not only excited by the impressive widths of high-grade mineralization we are seeing in our early drilling, but also by the apparent rock quality that appears more competent than expected and bodes well for mining”. The Ruby Hill Property is one of the Company’s primary assets and is host to the core infrastructure within the Eureka District of the Battle Mountain-Eureka Trend. The Property is host to multiple gold, gold-silver and poly-metallic (base metal) deposits.

Figure 1 - Ruby Hill Surface Plan

Table 1 - Highlight Assay Results from Ruby Hill Drilling

New 2022 Drill Results from Ruby Hill -Estimated true widths 90-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iRH21-01	Ruby Deeps	Core	599.2	604.9	5.6	3.7
iRH21-02	Ruby Deeps	Core	585.2	656.8	71.6	7.0
including	Ruby Deeps	Core	588.3	604.1	15.8	9.0
and	Ruby Deeps	Core	640.4	656.8	16.5	7.7
iRH21-03	Ruby Deeps	Core	689.2	707.4	18.3	9.0
including	Ruby Deeps	Core	695.2	707.4	12.2	10.7
iRH21-04	Ruby Deeps	Core	699.2	723.9	24.7	9.1
including	Ruby Deeps	Core	707.7	723.9	16.2	11.0
iRH21-05	Ruby Deeps	Core	650.4	729.1	78.6	7.1
including	Ruby Deeps	Core	687.3	729.1	41.8	10.1

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH21-01	587059	4375983	1958	167	-87
	iRH21-02	587065	4375987	1958	108	-85
	iRH21-03	587181	4376122	1981	260	-88
	iRH21-04	587186	4376118	1981	207	-86
	iRH21-05	587197	4376131	1981	330	-86

Figure 2 - Section - Ruby Deeps Zone

Investor Day Webcast & Conference Call

Ruby Hill will be highlighted at the Company’s Investor Day presentation being held today at the Toronto Board of Trade commencing at 4:30 pm EDT. The in-depth presentation will provide the opportunity for shareholders, analysts and investors to learn more about the Company’s growth plans and ask questions of i-80 Gold’s executive team. A live conference call and webcast will also be available to those that are unable to attend in person. Details of the conference call and webcast can be found below.

Conference Call

North American Toll-free: 1-888-204-4368

Confirmation #: 3896886

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until May 17, 2022.

North American Toll-free Replay: 1-888-203-1112

Replay Code: 3896886

QAQC Procedures

All samples were submitted to either ALS Minerals (ALS) or Paragon Geochemical Assay Laboratories (PAL) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through PAL and ALS are run through standard prep methods and analysed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods for PAL and Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES) for ALS. ALS and PAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project . Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.